UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2023
Commission File Number: 001-12610

GRUPO TELEVISA, S.A.B.
(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)
Form 20-F ☒ Form 40-F ☐

On August 2, 2023, Grupo Televisa, S.A.B. issued press releases announcing the pricing (“Any and All Pricing Press Release”) and expiration (“Any and All Expiration Press Release”) of its offer to purchase for cash any and all of its outstanding 4.625% Senior Notes due 2026 (the “Any and All Tender Offer”), subject to the terms and conditions set forth in the offer to purchase dated July 26, 2023 and the related notice of guaranteed delivery.

A copy of the Any and All Pricing Press Release is attached hereto as Exhibit 99.1 and a copy of the Any and All Expiration Press Release is attached hereto as Exhibit 99.2.

The information contained in this Form 6-K shall not constitute an offer to sell, a solicitation of an offer to buy or an offer to purchase or sell any securities.  The Any and All Tender Offer is being made only pursuant to the above-referenced offer to purchase and notice of guaranteed delivery only in such jurisdictions as is permitted under applicable law.

Exhibits

99.1	Any and All Pricing Press Release of Grupo Televisa, S.A.B. dated August 2, 2023

99.2	Any and All Expiration Press Release of Grupo Televisa, S.A.B. dated August 2, 2023

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.

(Registrant)

Dated: August 2, 2023	By	/s/ Luis Alejandro Bustos Olivares

	Name:	Luis Alejandro Bustos Olivares

	Title:	Legal Vice President and General Counsel